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                            December 23, 2021

       Linan Gong
       Chairman
       TMT Acquisition Corp.
       500 Fifth Avenue
       Suite 938
       New York, NY 10110

                                                        Re: TMT Acquisition
Corp.
                                                            Amendment No. 2 to
Form S-1
                                                            Filed December 10,
2021
                                                            File No. 333-259879

       Dear Mr. Gong:

              We have reviewed your amended registration statement and have the following comment. In of our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form S-1

       Risk Factors
       A recent joint statement by the SEC and PCAOB..., page 54

   1. We note your disclosure regarding the Holding Foreign Companies Accountable Act.
                                                        Please further revise
to include a discussion of the amendments adopted by the SEC to finalize rules relating
to the Holding Foreign Companies Accountable Act.
 Linan Gong
TMT Acquisition Corp.
December 23, 2021
Page 2

       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameLinan Gong
                                                        Division of Corporation
Finance
Comapany NameTMT Acquisition Corp.
                                                        Office of Real Estate &
Construction
December 23, 2021 Page 2
cc:       Liang Shih, Esq.
FirstName LastName